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Exhibit (a)(1)(j)

FROM:	Stephen T. Lanza
SUBJECT:	Stock Option Exchange Program
DATE:	February 25, 2003

NeoMagic Employees—

        I would like to inform you of an update to the terms of options to be issued in our employee Stock Option Exchange Program, which was first announced on February 14, 2003. The new stock options to be issued to eligible employees that choose to participate in the Stock Option Exchange Program will provide that if the employment of a recipient of a new option is terminated by NeoMagic without "cause" after such new option is granted, any unvested shares subject to the new option will vest and become fully exercisable on the date of such termination. For these purposes, "cause" will mean: (i) an optionee's failure to perform his or her assigned duties or responsibilities as an employee (other than a failure resulting from the optionee's permanent disability) after notice thereof from NeoMagic describing an optionee's failure to perform such duties or responsibilities; (ii) an optionee engaging in any act of dishonesty, fraud or misrepresentation; (iii) an optionee's violation of any federal or state law or regulation applicable to NeoMagic's business; (iv) an optionee's breach of any confidentiality agreement or invention assignment agreement between such optionee and NeoMagic; or (v) an optionee being convicted of, or entering a plea of nolo contendere to, any felony or committing any act of moral turpitude.

        We expect the new option grant date to be September 18, 2003. New options will vest on the one-year anniversary of the new option grant date. Notwithstanding the foregoing, all shares subject to a new option will immediately vest and become fully exercisable (i) if a participant's employment is terminated by NeoMagic without "cause" prior to the one-year anniversary of the option grant date, or (ii) in the event of an acquisition or merger of NeoMagic after the new option grant date where NeoMagic is not the surviving entity.

        This letter amends and supplements the information previously provided to you regarding the Stock Option Exchange Program. The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which are available in the SEC filing which can be accessed on the SEC's web site at www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

        Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

        To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to MJ Silva before the offer expires at 9:00 p.m., Pacific time, on March 14, 2003 by facsimile at (408) 654-6167 or by hand. If Ms. Silva has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer, and you will keep your current options. This form is included in the Offer to Exchange, which is available outside Ms. Silva's office.

        Please carefully read all of the offer documents. This letter is a supplement to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to MJ Silva at (408) 486-3854.

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  Exhibit (a)(1)(j)